EXHIBIT 99.1

Westport Fuel Systems to Announce Third Quarter Results On Tuesday, November 14, 2017

VANCOUVER, British Columbia, Nov. 08, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) announced today that it will disclose its financial results for the third quarter ended September  30, 2017  on Tuesday, November 14, 2017 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Tuesday, November 14, 2017 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://wfsinc.com/investors/financials.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1762. The replay will be available until November 21, 2017. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Inquiries:

Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com